Exhibit H

To:	All PLX Employees

Subject:	Modifications to the Offer to Purchase Eligible Stock Options

As a result of a review by the staff of the U.S. Securities and Exchange Commission (the “SEC”) of the Schedule TO relating to the previously communicated offer to purchase eligible options, we have filed with the SEC on April 21, 2009, Amendment No. 1 to the Schedule TO and amended the Offer to Purchase Eligible Stock Options (the “Offer to Purchase”) previously distributed to you on March 31, 2009.

The Amendment and amended Offer to Purchase reflect the following principal changes:

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We deleted statements that we would not accept any tender of eligible options from employees in any jurisdiction in which the Offer or the acceptance of any tender would not comply with the laws of such jurisdiction.

•	We deleted statements referencing subsequent offering periods.

•
We revised “Conditions to the Completion of the Offer” to delete references to adverse actions or proceedings that are “threatened” and delete a statement to the effect that a waiver of rights as to one set of facts is not a waiver of rights as to other facts.

The amended Offer to Purchase is attached to this e-mail.  It can also be obtained by emailing Vikki La at vla@plxtech.com or Arthur Whipple at awhipple@plxtech.com.

As a reminder, PLX’s offer to purchase Eligible Options is currently scheduled to expire at 12:00 Midnight Eastern Daylight Time on May 1, 2009.  If you wish to participate in the offer to tender your eligible options, you must complete a paper election form and the associated worksheet, and return it to Vikki La at the Company via hand delivery, email at vla@plxtech.com or facsimile at 408-328-3598. To obtain a paper election form, please contact Vikki La at vla@plxtech.com or Arthur Whipple at awhipple@plxtech.com.  Participation in the offer is entirely voluntary.

Except as noted above, the terms and timing of the offer have not changed. If you have already made your election, you do not need to do anything. We expect the offer to end as planned at 12:00 Midnight EDT, on May 1, 2009.

We make no recommendations as to whether you should accept the offer. As further set forth in the introductory pages of the offering entitled “Offer to Purchase Eligible Stock Options,” the offer, including any amendment thereto, has not been approved or disapproved by the SEC or any state securities commission, nor has the SEC or any state securities commission passed upon the fairness or merits of the offer or upon the accuracy or adequacy of the information contained in the offering materials.  Any representation to the contrary is a criminal offense.

All questions about the offer, or requests for assistance or for copies of any offering materials, should be made by email to Vikki La at vla@plxtech.com or to Arthur Whipple at awhipple@plxtech.com.

Sincerely,

/s/ Arthur O. Whipple
Arthur O. Whipple Chief Financial Officer